Consolidated Financial Statements

Prepared by Management
(not reviewed by the Company’s auditor)

Third Quarter Report
Period Ended September 30, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

MANAGEMENT’S NOTICE TO READER

The Company has reported the interim consolidated financial statements in US dollars and re-stated the comparative figures in accordance with Canadian GAAP requirements. Please refer to the notes of financial statements for further discussion.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2007	2006
			restated
ASSETS			note 4 (d)

Current assets
Cash and cash equivalents		$20,327	$31,870
Short term investments	6	4,569	-
Marketable securities	9	3,947	3,072
Accounts receivable and prepaids	10	5,809	3,104
Inventories		4,093	3,332
Due from related parties		-	34
Total current assets		38,745	41,412

Long term deposits		841	-
Mineral property, plant and equipment	11	44,306	21,317
Total assets		$83,892	$62,729

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$5,199	$3,046
Income taxes payable		192	4
Total current liabilities		5,391	3,050

Asset retirement obligations	12	1,377	954
Future income tax liability		4,609	2,968

Total liabilities		11,377	6,972

Non-controlling interest		-	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 48,323,087 shares (2006 - 42,373,988 shares)	Page 5	85,190	63,353
Contributed surplus		8,694	5,064
Accumulated comprehensive income	4	667	212
Deficit		(22,036)	(14,070)
Total shareholders' equity		72,515	54,559
		$83,892	$62,729
Nature of Operations (note 1)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales		$7,686	$2,805	$21,301	$9,636

Cost of sales		6,872	1,912	15,531	4,650
Depreciation and depletion		1,621	313	3,189	1,558
Exploration		1,112	-	4,213	-
General and administrative	5	39	572	3,426	1,838
Stock-based compensation		617	-	4,317	3,177
Operating profit (loss)		(2,575)	8	(9,375)	(1,587)

Foreign exchange gain (loss)		908	120	2,559	(415)
Income (loss) from property option interest		-	-	-	122
Realized gain (loss) on marketable securities		163	-	443	-
(Impairment) on asset backed commercial paper	6	(634)		(634)
Investment and other income		-	372	544	773

Income (loss) before taxes and other items		(2,138)	500	(6,463)	(1,107)
Non-controlling interest		-	(2,004)	(1,483)	(1,215)
Income tax recovery (provision)	16	(1,513)	(227)	(20)	(1,026)
Income (loss) for the period		(3,651)	(1,731)	(7,966)	(3,348)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(554)	-	(137)	-
Reclassification adjustment for gain (loss) included in net income		291	-	80	-
		(263)	-	(57)	-
Comprehensive income (loss) for the period		(3,914)	(1,731)	(8,023)	(3,348)

Basic and diluted loss per share based on income (loss)		$(0.08)	$(0.04)	$(0.18)	$(0.09)

Weighted average number of shares outstanding		47,442,239	40,123,105	44,332,454	36,443,383

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		September 30,	December 31,
	Notes	2007	2006

Number of common shares, opening		42,373,988	32,366,330
Issued on private placement		-	6,333,200
Exercise of options	13(b)	673,000	282,500
Exercise of warrants	13(c)	2,583,163	2,579,366
Issued on acquisition of mineral properties	7	2,550,416	671,558
Share appreciation rights	13(b)	142,520	141,034
Number of common shares, closing		48,323,087	42,373,988

Common shares, opening		$63,353	$31,876
Issued on private placement		-	22,855
Exercise of options	13(b)	2,492	833
Exercise of warrants	13(c)	6,800	5,434
Issued on acquisition of mineral properties	7	12,266	2,219
Share appreciation rights	13(b)	279	136
Common shares, closing		85,190	63,353

Contributed surplus, opening		5,064	2,145
Stock based compensation	13(b)	4,317	3,523
Fair value of warrants issued for mineral properties		451	(130)
Exercise of share purchase options	13(b)	(859)	(338)
Share appreciation rights	13(b)	(279)	(136)
Contributed surplus, closing		8,694	5,064

Comprehensive income, opening		212	-
Cumulative impact of reporting currency change	2	-	212
Cumulative impact of adoption of financial intrument standard	4	512	-
Unrealized gain (loss) on marketable securities		(137)
Realized gain on marketable securities included in net income		80	-
Accumulated comprehensive income, closing		667	212

Deficit, opening		(14,070)	(12,335)
Loss for the period		(7,966)	(1,735)
Deficit, closing		(22,036)	(14,070)

Shareholders' equity		$72,515	$54,559

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page -5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2007	2006	2007	2006

Operating activities
Loss for the period		$(3,651)	$(152)	$(7,966)	$(3,347)
Items not affecting cash:
Stock-based compensation		617	-	4,317	3,177
Depreciation and depletion		1,621	313	3,189	1,558
Income from option interest in mineral properties		-	11	-	(122)
Non-controlling interest		-	426	1,483	1,215
Future income tax loss (recovery)		2,064	(53)	(212)	(359)
Unrealized foreign exchange loss		(328)	-	(302)	-
Impairment of asset backed commercial paper	6	634	-	634	-
Gain on marketable securities		(416)	35	(416)	-
Net changes in non-cash working capital	14	3,803	825	(736)	(1,506)
Cash from (used for) operations		4,344	1,404	(9)	616

Investing activites
Property, plant and equipment expenditures		(6,200)	(2,471)	(14,163)	(6,181)
Investment in asset backed commercial paper	6	(5,203)	-	(5,203)
Acquisition of subsidiary, net of cash acquired		-	(278)	-	(408)
Long term deposits		3	-	(841)	-
Investment in marketable securities	8	(191)	(844)	(871)	(2,238)
Proceeds from sale of marketable securities		237	-	1,168	-
Cash used in investing activities		(11,354)	(3,594)	(19,910)	(8,828)

Financing activities
Common shares issued		3,207	6,154	8,376	28,337

Cash from financing activites		3,207	6,154	8,376	28,337

Increase in cash and cash equivalents		(3,803)	3,964	(11,543)	20,124
Cash and cash equivalents, beginning of period		24,130	32,531	31,870	16,371
Cash and cash equivalents, end of period		$20,327	$36,495	$20,327	$36,495

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

CORPORATE INFORMATION

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

The Company has acquired interests in additional mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

The interim financial statements should be read in conjunction with the previous interim financial statements and the audited consolidated financial statements for the year ended December 31, 2006.

2.	CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Prior to January 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Effective January 1, 2007, the US dollar was adopted as the unit of measure of the Company’s operations which reflects significant operational exposure to the US dollar, the predominantly US dollar asset and investment base of the Company and the transition from an exploration company to a mine operator. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles (“GAAP”), the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates; the resulting net translation adjustment has been credited to comprehensive income.

The effect on the consolidated financial statements resulted in a comprehensive income adjustment of $212,000 as at December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 17 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Endeavour Silver Corp.	Page - 7 -

CORPORATE INFORMATION

4.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments – Recognition and Measurement. These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated.

Effective January 1, 2007, the Company changed its accounting policy for mineral property exploration expenditures to harmonize accounting differences between Canadian and US GAAP while the Company continues to transition its operations from a sole exploration company to an operator.

(a)	Comprehensive income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of comprehensive income are disclosed in the interim consolidated statement of shareholders’ equity

(b)	Financial instruments – presentation and disclosure; recognition and measurement

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

(c)	Impact upon adoption of Handbook Section 1530, 3855 and 3861

The transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value for available-for-sale financial assets were recognized in opening accumulated other comprehensive income as at January 1, 2007. The Company has recorded a non cash increase of $512,000 to opening marketable securities and a non-cash pre tax adjustment of $512,000 as a one time cumulative effect of the change in accounting policy in opening accumulated other comprehensive income.

(d)	Exploration Expenditures

In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties. Under the new policy, exploration expenditures on non producing properties are expensed, while acquisition costs continue to be capitalized. This change has been applied retrospectively and has increased the deficit as of December 31, 2006 by $400,000 with a corresponding reduction in mineral properties.

Endeavour Silver Corp.	Page - 8 -

CORPORATE INFORMATION

5.	GENERAL AND ADMINISTRATIVE COSTS

During the current quarter, $829,000 of expenditures previously classified as general and administrative costs has been reclassified as $725,000 to exploration costs and $104,000 to operating costs. Corporate development cost are now included with general and administrative costs.

6.	SHORT TERM INVESTMENTS

The Company holds $5.2m of asset backed commercial paper (ABCP), which matured in September 2007. Due to disruptions in the markets, the funds were not repaid when due to the Company. The major holders of these securities entered into an interim standstill arrangement (Montreal Agreement) to restructure these investments and no final resolution has yet been achieved. Based on discussions with its advisor, the Company has provided an impairment of $634,000, which is a 12% discount based on expectation of the recoverable amount and the timeline of recovery.

7.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS

a)

In May 2004, the Company entered into an option agreements to acquire 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de CV (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico. Under the option interest agreement the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash.

The Company was able to acquire the remaining shares of Minera Santa Cruz for the final option interest agreement payment of $638,000 in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings. The aggregate purchase price of $7,442,000 above the non-controlling interest liability, of $5,727,000 was allocated to mineral properties.

b)

On April 30, 2007 the Company acquired the exploitation contracts to the producing Unidad Bolanitos silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state Guanajuato, Mexico. The Company paid $2.4 million in cash and 224,215 shares of the Company with a fair market value of $4.46.

On May 30, 2007 the Company acquired 100% of the Bolanitos mine assets from three subsidiary companies of Industrias Penoles SA de CV (“Penoles”). The assets consist of 2071 hectares of land , three operating mines and a 500 ton per day processing plant. The purchase price was 800,000 shares of the Company with a fair market value of $4.84 and 250,000 2 year warrants with an exercise price of CAN $5.50. The fair value of the warrants was determined to be $460,000; the fair value was based on an expected stock price volatility of 68.7%, expected life of 2 year and an estimated risk-free rate of 3.98%.

A preliminary purchase price allocation of the Bolanitos mine assets is based on management’s preliminary internal assessment and is subject to change as the Company obtains additional information.

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the company paid $95,000 in performance bonus compensation to terminated employees who are now employees of a company with common directors and management.

The Company has paid $120,000 for legal services from a legal firm with common management.

The Company currently holds marketable securities purchased for $273,000 of a public company with common directors and management that has a market value of $196,000.

Endeavour Silver Corp.	Page - 9 -

CORPORATE INFORMATION

9.	MARKETABLE SECURITIES

	September 30	December 31
	2007	2006

Investment in shares of companies, at cost	$3,492	$3,072
Unrealized gain	455	-
	$3,947	$3,072

10.	ACCOUNTS RECEIVABLE

	September 30	December 31
	2007	2006

Trade Receivables	$1,450	$973
IVA Receivables	3,820	1,750
Other Receivables	135	222
Prepaids and Advances	404	159
	$5,809	$3,104

11.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	September 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$27,337	$4,548	$22,789	$13,361	$2,618	$10,743
Mill	14,572	979	13,593	8,705	629	8,076
Machinery and equipment	7,924	957	6,967	2,092	35	2,057
Transportation and vehicles	521	65	456	311	59	252
Buildings	449	104	345	137	4	133
Office equipment	247	91	156	68	12	56
	$51,050	$6,744	$44,306	$24,674	$3,357	$21,317

Endeavour Silver Corp.	Page - 10 -

CORPORATE INFORMATION

12.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $2,096,000 which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2006	$954

Changes during the period:
Incurrence	-
Change in estimate	74
Changes due to acquisition of interests in mining and milling operations	281
Interest accretion	68

Balance at September 30, 2007	$1,377

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

13.	SHARE CAPITAL

(a)	As at September 30, 2007 and December 31, 2006 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(b)	Share purchase options

The following table summarizes the status of the Company’s stock option plan as at September 30, 2007 and changes during the period ended:

Prices expressed in CAN $
	September 30, 2007		September 30, 2006
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,626,400	$2.43	2,223,900	$1.88
Granted	1,535,000	4.54	1,800,000	2.85
Exercised	(673,000)	2.77	(224,500)	2.02
Cancelled (1)	(465,000)	3.16	-	-
Outstanding, end of period	4,023,400	3.24	3,799,400	2.33

Options exercisable at period-end	4,023,400	$3.24	3,799,400	$2.33

(1) 245,000 options were cancelled in exchange for 142,520 share appreciation rights.

Endeavour Silver Corp.	Page - 11 -

CORPORATE INFORMATION

(b)	Share purchase options (continued)

The following tables summarize information about stock options outstanding at September 30, 2007:

	expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sep 30, 2007	(Number of Years)	Prices	Sep 30, 2007	Prices

$0.00 - $0.99	195,000	1.3	$0.66	195,000	$0.66
$1.00 - $1.99	390,000	1.8	$1.60	390,000	$1.60
$2.00 - $2.99	2,023,400	3.3	$2.64	2,023,400	$2.64
$4.00- $4.99	1,260,000	9.3	$4.83	1,260,000	$4.83
$5.00- $5.99	155,000	4.5	$5.48	155,000	$5.48

	4,023,400	5.0	$3.24	4,023,400	$3.24

During the period ended September 30, 2007, the Company recognized stock-based compensation expense of $4,317,000 (September 30, 2006 - $3,177,000) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

Period Ended
September 30, 2007

Weighted average fair value of
options granted during the period	$2.74

Risk-free interest rate	3.98%
Expected dividend yield	0%
Expected stock price volatility	67%
Expected option life in years	5.66

In January 2007, the Company granted stock options to a new officer to acquire up to 100,000 common shares at an exercise price of CAN $4.08 per share with an expiry date of January 8, 2012.

In March 2007, the Company granted stock options to new employees to acquire up to 55,000 common shares at an exercise price of CAN $5.36 per share with an expiry date of March 1, 2012.

In May 2007, the Company granted stock options to new employees to acquire up to 100,000 common shares at an exercise price of CAN $5.54 per share with an expiry date of May 2, 2012

In June 2007, the Company granted stock options to directors, officers, employees and consultants to acquire up to 1,280,000 common shares at an exercise price of $4.89 per share with an expiry date of June 14, 2017

Endeavour Silver Corp.	Page - 12 -

CORPORATE INFORMATION

(c)	Warrants

At September 30, 2007, the Company had outstanding warrants to purchase an aggregate 4,282,344 common shares as follows:

Exercise		Oustanding at				Oustanding at Sept
Price	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	30, 2007
CAN $
$2.30	February 1, 2007	327,000	-	(320,000)	(7,000)	-
$2.90	October 5, 2007	2,601,634	-	(2,099,075)	-	502,559
$5.25	October 24, 2007	3,539,920	-	(10,135)	-	3,529,785
$3.70	August 23, 2007	167,888	-	(153,953)	(13,935)	-
$5.50	May 30, 2009	250,000	-	-	-	250,000
		6,886,442	-	(2,583,163)	(20,935)	4,282,344

Subsequent to the period end, 47,500 warrants with an exercise price of $2.90 expired October 5, 2007 and the remaining 3,529,785 warrants with an exercise price of $5.25 expired October 24, 2007.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	September 30,	September 30,
	2007	2006

Net changes in non-cash working capital
Accounts receivable and prepaids	$(2,705)	$(444)
Inventory	(406)	(1,903)
Due from related parties	34	-
Accounts payable and accrued liabilities	2,153	(544)
Income taxes payable	188	1,385
	$(736)	$(1,506)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$355	$323
Tax gross up related to the acquistion of subsidiary	1,853	2,958
Fair value of stock options allocated to shares issued	-	-
on exercise of stock options	858	280
Equity issued under the share appreciation rights plan	279	-
Equity issued on acquisition of mineral properties (Note 7(a))	12,315	72

Cash interest paid and cash taxes paid in the period ended September 30, 2007 and 2006 was nil.

Endeavour Silver Corp.	Page - 13 -

CORPORATE INFORMATION

15.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada. Operating locations are as follows:

	September 30, 2007
	Corporate	Guanacevi	Bolanitos	Total

Cash and cash equivalents	$18,194	$1,837	$296	20,327
Short term investments	4,569	-	-	4,569
Marketable Securities	3,947	-	-	3,947
Accounts Receivable and prepaids	175	3,434	2,200	5,809
Inventories	-	3,615	478	4,093
Due from related parties	-	-	-	-
Mineral property,plant and equipment	-	35,368	8,938	44,306

Revenue	-	19,065	2,236	21,301
Net income (loss)	$(4,437)	(2,471)	$(1,058)	$(7,966)

	December 31, 2006
	Corporate	Guanacevi	Bolanitos	T otal

Cash and cash equivalents	$30,027	$7,110	$-	$31,870
Marketable Securities	3,072	-	-	3,072
Accounts Receivable and prepaids	95	3,009	-	3,104
Inventories	-	3,332	-	3,332
Due from related parties	-	34	-	34
Mineral property,plant and equipment	-	21,317	-	21,317

Revenue	-	15,678	-	15,678
Net income (loss)	$(4,381)	$289	$-	$(4,092)

16.	TAXES

On September 28, 2007 the Mexican Government enacted a bill for tax reform that significantly changes the current tax structure in Mexico. The tax reform requires companies to pay the greater of a business flat tax (EITU) or the current income tax structure effective January 1, 2008. The Company has performed preliminary estimates of the impact on our Mexican entities and our expected tax position in future years. As a result of the initial assessment the Company has recorded a $769,000 income tax expense and corresponding future income tax liability for the change in future asset tax basis as of September 30, 2007.

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CORPORATE INFORMATION

17.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

(a)	Stock based compensation

Under U.S. GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation.

Under U.S. GAAP, stock based compensation would be presented within general and administrative costs whereas the stock-based compensation expense is reported separately for Canadian GAAP.

(b)	Taxes

Under U.S. GAAP, Financial Accounting Standards No. 109, the Mexican tax reforms would be substantially enacted on October 1, 2007, the date that the final legislation was published, which is the last step in the “enactment” process. As a result, the $769,000 expense arising from the change in tax basis under Canadian GAAP, would be incurred subsequent to the period end.

(c)	Impact of recent United States accounting pronouncements:

(i)

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has determined the interpretation has no impact on the periods presented.

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CORPORATE INFORMATION

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
John D. Watkins ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

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